Exhibit 2.6

ASSET PURCHASE AGREEMENT

by and among

M/A-COM RFID INC.,

MICRONETICS, INC.,

SOLELY THE PURPOSES OF SECTION 5.10 AND ARTICLE VI

COBHAM DEFENSE ELECTRONIC SYSTEMS – M/A-COM INC.

AND

SOLELY FOR THE PURPOSES OF SECTION 5.3 AND SECTION 5.9

COBHAM DEFENSE ELECTRONIC SYSTEMS CORPORATION

DATED March 18, 2009

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made and entered into this 18th day of March, 2009 by and among M/A-COM RFID Inc. (“Seller”), a Delaware corporation, solely for the purposes of Section 5.3 and Section 5.9, Cobham Defense Electronic Systems Corporation, a Massachusetts corporation (“CDES”), solely for the purposes of Section 5.10 and Article VI, Cobham Defense Electronic Systems—M/A-COM Inc. (“Shareholder”) and Micronetics, Inc. a, Delaware corporation (“Purchaser”). Seller, CDES, Shareholder and Purchaser are herein referred to individually as a “Party” and collectively as the “Parties.”

RECITALS:

The Seller is engaged in the development, design, manufacturing, marketing and sale of pedestal and forklift mounted radio frequency identification systems (the “Business”).

The Seller desires to sell and the Purchaser desires to purchase certain assets of the Business on the terms and conditions set forth in this Agreement. To induce the Purchaser to enter into this Agreement, the Seller, the Shareholder and CDES are willing to agree to certain covenants contained in this Agreement.

NOW THEREFORE, to effect the transactions contemplated hereby and in consideration of the mutual covenants, representations, warranties and agreements hereinafter set forth, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

“Acquired Person” shall have the meaning set forth in Section 5.7(b)(iii).

“Accounts Receivable” shall have the meaning set forth in Section 2.3.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that, for the purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreed Claims” shall have the meaning set forth in Section 6.5(d).

“Agreed Formula” shall have the meaning set forth in Section 5.7(b)(iv).

“Agreement” shall have the meaning set forth in the preamble of this Agreement.

“Assets” shall have the meaning set forth in Section 2.3.

“Assignment and Assumption Agreement” shall have the meaning set forth in Section 2.10(a).

“Assumed Liabilities” shall have the meaning set forth in Section 2.7.

“Benefit Plan” shall mean each “employee benefit plan” as defined in Section 3(3) of ERISA and each other bonus, stock option, equity, severance, employment, change-in-control, fringe benefit, deferred compensation, perquisite, tuition reimbursement and incentive plan, agreement, program or policy, whether written or unwritten, contributed to or maintained with respect to Transferred Business Employees.

“Bidder Representative” shall mean any of Purchaser’s directors, officers, employees, advisors and agents to whom Evaluation Material (as defined in the Confidentiality Agreement) was disclosed under the Confidentiality Agreement.

“Bill of Sale and Assignment” shall have the meaning set forth in Section 2.10(b).

“Business” shall have the meaning set forth in the Recitals.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by Law or executive order to close.

“Business Intellectual Property” shall have the meaning set forth in Section 3.8.

“CDES” shall have the meaning set forth in the preamble of this Agreement.

“Claim Certificate” shall have the meaning set forth in Section 6.5(a).

“Closing” shall have the meaning set forth in Section 2.1.

“Closing Date” shall have the meaning set forth in Section 2.1.

“COBRA” shall have the meaning set forth in Section 5.1(b).

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

“Collateral Source” shall have the meaning set forth in Section 6.7.

“Confidentiality Agreement” shall mean the Confidentiality Agreement dated as of October 3, 2008 between Seller and Purchaser.

“Continuation Period” shall have the meaning set forth in Section 5.1(a).

“Contract Bids” shall have the meaning set forth in Section 2.3(f).

“Contracts” shall have the meaning set forth in Section 2.3(e).

“Divested Business” shall have the meaning set forth in Section 5.9.

“Dollars” and “$” shall each mean lawful money of the United States.

“Due Diligence Materials” shall mean any of the information made available to Purchaser, its Affiliates or the Bidder Representatives and set forth in materials contained in any “data room” (virtual or otherwise), in presentations by the management of the Company in “break-out” discussions with the management of the Company, in responses to questions submitted by or on behalf of Purchaser, its Affiliates or the Bidder Representatives, in materials prepared by or on behalf of Seller, or in any other written or oral form.

“Environmental Law” shall mean any Law, Order or other requirement of Law for the protection of the environment, or for the use, transport, treatment, storage, disposal, discharge, emission, release or threatened release of petroleum products, asbestos, urea formaldehyde insulation, polychlorinated biphenyls or any substance listed, classified or regulated as “hazardous” or “toxic” or any similar term under such Environmental Law (collectively, “Hazardous Substances”).

“Excluded Liabilities” shall have the meaning set forth in Section 2.9.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

“GAAP” shall mean generally accepted accounting principles in the United States in effect as of the date hereof.

“Governmental Authority” shall mean any transnational, domestic or foreign federal, state or local, governmental authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” shall have the meaning set forth in the definition of Environmental Law.

“Indemnified Party” shall have the meaning set forth in Section 6.5(a).

“Indemnifying Party” shall have the meaning set forth in Section 6.5(a).

“Intellectual Property” shall have the meaning set forth in Section 2.3(b).

“Intellectual Property Assignment” shall have the meaning set forth in Section 2.10(c).

“Inventory” shall have the meaning set forth in Section 2.3(c).

“IP License” shall have the meaning set forth in Section 5.9.

“IRS” shall mean the Internal Revenue Service of the United States of America.

“Knowledge of Seller” shall have the meaning set forth in Section 1.4.

“Law” shall mean any federal, state, territorial, foreign or local law, common law, statute or ordinance or any rule, regulation or code of any Governmental Authority.

“Liabilities” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Licensed Mark” shall have the meaning set forth in Section 5.3.

“Liens” shall mean any lien, security interest, mortgage, encumbrance or charge of any kind.

“Litigation” shall have the meaning set forth in Section 3.5.

“Loss” or “Losses” shall mean any claims, actions, causes of action, judgments, awards, out-of-pocket losses and out-of-pocket costs or damages (including reasonable attorneys’ and consultants’ fees and expenses) but excluding incidental, consequential, punitive or exemplary damages and other similar damages and diminution in value.

“Material Adverse Effect” shall mean any circumstances, change or effect having a material adverse effect on the Company, its assets, or operations of its business; provided, however, that changes or effects relating to: (i) changes in economic or political conditions or the financing, banking, currency or capital markets in general; (ii) changes in Laws or Orders or interpretations thereof or changes in accounting requirements or principles (including GAAP); (iii) changes affecting industries, markets or geographical areas in which the Business operates; (iv) the announcement or pendency of the transactions contemplated by this Agreement or other communication by Purchaser or any of its Affiliates of its plans or intentions (including in respect of employees) with respect to the Assets or the Business or its operations, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Business or the Seller; (v) the consummation of the transactions contemplated by this Agreement or any actions by Purchaser or Seller taken pursuant to this Agreement or in connection with the transactions contemplated hereby; (vi) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, whether or not occurring or commenced before, on or after the date of this Agreement; or (vii) any failure by the Business to meet any internal projections or forecasts and seasonal changes in the results of operations of the Business, in each case, shall be deemed to not constitute a “Material Adverse Effect” and shall not be considered in determining whether a “Material Adverse Effect” has occurred. Notwithstanding the foregoing, it is understood that the underlying cause or causes of any failure described in (vii) above may constitute a Material Adverse Effect.

“Order” shall mean any judgment, order, injunction, decree, writ, permit or license of any Governmental Authority or any arbiter.

“Parties” shall have the meaning set forth in the preamble of this Agreement.

“Party” shall have the meaning set forth in the preamble of this Agreement.

“Per-Claim Deductible” shall have the meaning set forth in Section 6.4(a).

“Permit” shall mean each permit, certificate, license, consent, approval or authorization of any Governmental Authority.

“Permitted Liens” shall mean: (i) Liens for Taxes, assessments and other governmental charges that are not yet due and payable; (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties; and (iii) Liens listed on Schedule 1.1(d) of the Seller Disclosure Letter.

“Person” shall mean an individual, a limited liability company, a joint venture, a corporation, a company, a partnership, an association, a trust, a division or operating group of any of the foregoing or any other entity or organization.

“Predecessor Cafeteria Plan” shall mean the cafeteria plans in which Transferred Business Employees are eligible to participate as of the Closing Date.

“Predecessor Savings Plan” shall mean the Tyco Electronics Retirement Savings and Investment Plan and if, by the relevant date, Seller has replaced such plan with another plan “Predecessor Savings Plan” shall also mean such other plan.

“Proceeding” shall have the meaning set forth in Section 7.8(b).

“Purchase Price” shall have the meaning set forth in Section 2.4.

“Purchaser” shall have the meaning set forth in the preamble of this Agreement.

“Purchaser Indemnitees” shall have the meaning set forth in Section 6.2.

“Purchaser Savings Plan” shall have the meaning set forth in Section 5.1(d).

“Range Time Services Agreement” shall have the meaning set forth in Section 5.10.

“Representatives” of any Person shall mean such Person’s directors, managers, members, officers, employees, agents, advisors and representatives (including attorneys, accountants, consultants, financial advisors, financing sources and any representatives of such advisors or financing sources).

“Restricted Business” shall have the meaning set forth is Section 5.7(a).

“Seller” shall have the meaning set forth in the preamble of this Agreement.

“Seller Disclosure Letter” shall have the meaning set forth in the preamble to Article III.

“Seller Indemnitees” shall have the meaning set forth in Section 6.3.

“Shareholder” shall have the meaning set forth in the preamble of this Agreement.

“Solvent” shall mean, with respect to any Person, that (i) the property of such Person, at a present fair saleable valuation, exceeds the sum of its Liabilities (including contingent and unliquidated Liabilities), (ii) the present fair saleable value of the property of such Person exceeds the amount that will be required to pay such Person’s probable Liabilities as they become absolute and matured, (iii) such Person has adequate capital to carry on its business and (iv) such Person does not intend to incur, or believe it will incur, Liabilities beyond its ability to pay as such Liabilities mature. In computing the amount of contingent or unliquidated Liabilities at any time, such Liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become actual or matured Liabilities.

“Tangible Assets” shall have the meaning set forth in Section 2.3(a).

“Tax Return” shall mean any report of Taxes due, any information return with respect to Taxes, or other similar report, statement, declaration or document required to be filed under the Code or other Laws in respect of Taxes, including the Foreign Investment in Real Property Tax Act, any amendment to any of the foregoing, any claim for refund of Taxes paid, and any attachments, amendments or supplements to any of the foregoing.

“Taxes” shall mean any federal, state, county, local, or foreign tax (including Transfer Taxes), charge, fee, levy, impost, duty, or other assessment, including income, gross receipts, excise, employment, sales, use, transfer, recording, license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, highway use, commercial rent, customs duty, capital stock, paid-up capital, profits, withholding, Social Security, single business, unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by any Governmental Authority, including any estimated payments relating thereto, any interest, penalties, and additions imposed thereon or with respect thereto.

“Taxing Authority” or “Taxing Authorities” shall mean any Governmental Authority or Authorities having jurisdiction over the assessment, determination, collection, or other imposition of any Taxes.

“Third-Party Claim” shall have the meaning set forth in Section 6.6(a).

“Transfer Taxes” means all stamp, transfer, real property transfer, recordation, grantee/grantor, documentary, sales and use, value added, registration, occupation, privilege, or other such similar taxes, fees and costs (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement.

“Transferred Business Employee” shall mean and include, without limitation, each individual listed on Schedule 1.1(b) of the Seller Disclosure Letter.

“Transition Period” shall have the meaning set forth in Section 5.12.

“Tyco” shall mean Tyco Electronics Group S.A., a company organized under the laws of Luxembourg.

“Warranty Costs” shall have the meaning set forth in Section 5.8.

Section 1.2 Construction. In this Agreement, unless the context otherwise requires:

(a) any reference in this Agreement to “writing” or comparable expressions includes a reference to facsimile transmission or comparable means of communication (but excluding e-mail communications);

(b) the phrases “delivered” or “made available”, when used in this Agreement, shall mean that the information referred to has been physically or electronically delivered to the relevant parties including, in the case of “made available” to Purchaser, material that has been posted in the “data room” (virtual or otherwise) established by Seller;

(c) words expressed in the singular number shall include the plural and vice versa, and words expressed in the masculine shall include the feminine and neuter genders and vice versa;

(d) references to Articles, Sections, Exhibits, Schedules and Recitals are references to articles, sections, exhibits, schedules and recitals of this Agreement;

(e) references to “day” or “days” are to calendar days;

(f) references to “the date hereof” shall mean as of the date of this Agreement;

(g) unless expressly indicated otherwise, the words “hereof”, “herein”, “hereto” and “hereunder”, and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any provision of this Agreement;

(h) references to this “Agreement” or any other agreement or document shall be construed as references to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented; and

(i) “include”, “includes”, and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import.

Section 1.3 Seller Disclosure Letter. The Seller Disclosure Letter is incorporated into and forms an integral part of this Agreement.

Section 1.4 Knowledge. References to the “Knowledge of Seller” or the “Seller’s Knowledge”, shall mean the actual knowledge of the individuals listed on Schedule 1.4 of the Seller Disclosure Letter after reasonable inquiry.

ARTICLE II

PURCHASE AND SALE OF ASSETS

Section 2.1 Closing. The consummation of the transactions contemplated hereby (the “Closing”) shall, unless the Parties agree to another date or place, take place at the offices of Jaeckle Fleischmann & Mugel, LLP in Buffalo, New York on March 18, 2009 or at such other time or place as the Parties may mutually agree (the “Closing Date”).

Section 2.2 Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing the Seller shall sell and the Purchaser shall purchase the Assets (as defined in Section 2.3), free and clear of all liens, encumbrances and security interests, and the Purchaser shall pay to the Seller the consideration specified in Section 2.4.

Section 2.3 Assets to be Transferred. The following is an identification of the assets to be transferred to Purchaser at the Closing (the “Assets”):

(a) Tangible Assets. The tangible personal property of the Seller set forth on Schedule 2.3(a) of the Seller Disclosure Letter (the “Tangible Assets”);

(b) Intellectual Property. The intellectual property set forth on Schedule 2.3(b) of the Seller Disclosure Letter (the “Intellectual Property”);

(c) Inventory. The inventory including supplies, raw materials and work in process and finished goods set forth on Schedule 2.3(c) of the Seller Disclosure Letter (the “Inventory”);

(d) Accounts Receivable. The accounts receivable set forth on Schedule 2.3(d) of the Seller Disclosure Letter (the “Accounts Receivable”);

(e) Contracts. All right, title and interest of the Seller in, to and under the contracts and purchase and sales commitments and orders set forth on Schedule 2.3(e) of the Seller Disclosure Letter (the “Contracts”);

(f) Contract Bids. Pending contract bids and quotations of the Seller set forth on Schedule 2.3(f) of the Seller Disclosure Letter (the “Contract Bids”);

(g) Government Licenses, Permits and Authorizations. Subject to Section 3.3 and Section 3.4, the licenses, permits, approvals and other governmental or non-governmental authorizations or consents, set forth on Schedule 2.3(g) of the Seller Disclosure Letter (collectively the “Licenses” and each individually a “License”); and

(h) Leased Personal Property. The personal property leased by the Seller set forth on Schedule 2.3(h) attached hereto.

Section 2.4 Purchase Price for the Assets. As consideration for the purchase of the Assets, the Purchaser shall pay to Seller Four Hundred Thousand and No/100 Dollars ($400,000.00) ( the “Purchase Price”) payable at the Closing.

Section 2.5 Manner of Payments. The payment of the Purchase Price required to be made hereunder shall be made by wire transfer to bank accounts designated by the Seller.

Section 2.6 Allocation of Purchase Price. The Purchase Price shall be allocated among the Assets, in a manner consistent with the requirements set forth in Section 1060 of the Code and the Treasury regulations promulgated thereunder, as mutually agreed by the Parties within sixty (60) days after the Closing. Notwithstanding the foregoing, cooperation shall be given to Seller to determine tentative allocations for purposes of any Transfer Taxes and relevant Tax Returns due prior to the sixty (60) days identified in the foregoing sentence. The Purchaser and the Seller will each report, on IRS Form 8594 (Asset Acquisition Statement) and any other corresponding state or local form, the federal, state and local income and other tax consequences of the purchase and sale contemplated hereby in a manner consistent with such allocation and neither the Purchaser nor the Seller shall take any position inconsistent with such allocation in any federal or state tax return, in any proceeding before any taxing authority or otherwise. In the event that the allocation is disputed by any Taxing Authority, the Party receiving notice of the dispute shall promptly notify the other Party hereto, and Seller and Purchaser agree to use their commercially reasonable efforts to defend such allocation in any audit or similar proceeding.

Section 2.7 Assumption of Liabilities. Except as hereinafter provided, the Purchaser is not assuming any liabilities of the Seller and the Purchaser shall not be obligated to pay for any obligations or liabilities of Seller unless such obligation or liability is listed below (the “Assumed Liabilities”):

(a) The Seller’s Liabilities which accrue after the Closing pursuant to any of the Contracts or Contract Bids included in the Assets (including but not limited to the personal property leases transferred pursuant to Section 2.3(h) and the Licenses which are transferred pursuant to 2.3(g));

(b) All Liabilities arising from or relating to claims relating to warranty obligations or services or claims of manufacturing or design defects with respect to any product shipped or service provided by Purchaser after the Closing; and

(c) All accounts payable relating to the Business set forth on Schedule 2.7(c) of the Seller Disclosure Letter.

Section 2.8 Excluded Assets. Expressly excluded from the purchase and sale contemplated hereby and from the definition of the term “Assets” are:

(a) The Seller’s cash and cash equivalents, including the Purchase Price;

(b) The corporate seal, minute books, charter documents, corporate stock record books and other records that pertain to the organization, existence or share capitalization of the Seller and duplicate copies of those records included in the Assets that are necessary to enable the Seller to file its tax returns and reports as well as any of the records or materials relating to the Seller generally and not involving or relating to the Assets;

(c) The Benefit Plans of the Seller;

(d) All Tax refunds, Tax credits and Tax reductions of the Seller or to which the Seller has any claims;

(e) All assets of the Seller which are used in the businesses of the Seller other than the Business as defined herein;

(f) Accounts receivable of Seller not set forth in Section 2.3(d) of the Seller Disclosure Letter; and

(g) Inventory of Seller not set forth in Section 2.3(c) of the Seller Disclosure Letter.

Section 2.9 Excluded Liabilities. Expressly excluded from the definition of “Assumed Liabilities” are the following (the “Excluded Liabilities”):

(a) Any of the Seller’s indebtedness for borrowed money;

(b) Any of Seller’s Liabilities for any employee bonuses, vacation pay, sick pay, or other paid time off accrued prior to the Closing;

(c) Any of the Seller’s or the Shareholder’s or CDES’ Liabilities for expenses or fees incident to or arising out of the negotiation, preparation, approval or authorization of this Agreement or the consummation (or preparation for the consummation) of the transactions contemplated hereby, including attorneys’, accountants’ and financial advisory fees;

(d) Any Liability of the Seller with respect to any Taxes, (it being understood that the Purchaser shall not be deemed to be the Seller’s transferee with respect to any tax liability); and

(e) Liabilities, if any, arising as a result of transactions entered into in violation of this Agreement.

Section 2.10 Related Agreements. Simultaneously with the execution hereof, the respective parties referred to below will take the following actions:

(a) Seller, CDES and Purchaser shall enter into an Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”) providing for the assignment of the Assets by Seller and CDES and the assumption of the Assumed Liabilities by Purchaser;

(b) Seller and CDES will deliver to Purchaser a Bill of Sale and Assignment (the “Bill of Sale and Assignment”) relating to all items of tangible property and unregistered Intellectual Property included in the Assets; and

(c) Seller will deliver to Purchaser an Assignment of Intellectual Property from CDES which transfers the registered Intellectual Property set forth on Schedule 2.3(b) of the Seller Disclosure Letter (the “Intellectual Property Assignment”). Seller will hereafter cause CDES to execute and deliver to Purchaser such confirmatory documents as Purchaser may reasonably request for the purpose of perfecting Purchaser’s right in Intellectual Property transferred to Purchaser hereunder and/or the assignment and registration of registered Intellectual Property being acquired hereunder by Purchaser.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the letter (the “Seller Disclosure Letter”) delivered by Seller to Purchaser concurrently with the execution of this Agreement (it being understood that any matter disclosed on any Schedule of the Seller Disclosure Letter will be deemed to be disclosed on any other Schedule of the Seller Disclosure Letter to the extent that it is reasonably apparent from such disclosure that such disclosure is applicable to such other Schedule or Schedules, but shall expressly not be deemed to constitute an admission by Seller, or to otherwise imply, that any such matter is material for the purposes of this Agreement), Seller hereby represents and warrants to Purchaser as follows:

Section 3.1 Organization; Qualification and Capitalization. (a) Organization and Qualification. Seller is a corporation duly organized and validly existing under the Laws of Delaware. CDES is a corporation duly organized and validly existing under the Laws of the State of Massachusetts. Shareholder is a corporation duly organized and validly existing under the Laws of Delaware. Except as would not reasonably be expected to have a Material Adverse Effect, each of Seller, CDES and Shareholder is duly qualified and in good standing as a foreign corporation and is duly authorized to transact business in each jurisdiction where the character of the properties owned or leased by it or the nature of the activities conducted by it make such qualification and good standing necessary.

(b) Capitalization. Seller is a wholly-owned subsidiary of Shareholder.

Section 3.2 Corporate Authority; Binding Effect.

(a) Seller, CDES and Shareholder each has all requisite corporate power and authority to execute and deliver this Agreement and to perform their obligations hereunder. The execution and delivery by Seller, CDES and Shareholder of this Agreement and each other document, agreement or instrument to be executed and delivered by Seller, CDES or the Shareholder pursuant to this Agreement, and the performance by Seller, CDES and the Shareholder of their obligations hereunder, have been, or will have been at the Closing, duly authorized by all requisite corporate action on the part of Seller, CDES or the Shareholder, as the case may be.

(b) This Agreement, assuming due execution and delivery hereof and thereof by Purchaser, constitutes a valid and binding obligation of each of Seller, CDES and Shareholder, enforceable against Seller, CDES and Shareholder in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

(c) Except as described in Section 3.3, the execution, delivery and performance by Seller of this Agreement and each other document, agreement or instrument to be executed and delivered by Seller pursuant hereto, and the transactions contemplated hereby, does not require any consents, waivers, authorizations or approvals of, or filings with, any third Persons other than as set forth on Schedule 3.3.

Section 3.3 Non-Contravention. The execution, delivery and performance of this Agreement by Seller, and the consummation of the transactions contemplated hereby does not and will not: (i) violate any provision of the certificate of incorporation, bylaws or comparable organizational document of Seller; (ii) subject to obtaining the consents referred to in Schedule 3.3 of the Seller Disclosure Letter, conflict with, result in a breach of, constitute a default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of the Seller under, or to a loss of any benefit to which the Seller is entitled under, any Contract or Permit, and (iii) assuming the accuracy of Section 4.3, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Authority to which the Seller is subject.

Section 3.4 Permits. Except as set forth on Schedule 3.4 of the Seller Disclosure Letter, the execution and delivery by Seller of this Agreement and each other document, agreement or instrument to be executed and delivered by Seller pursuant to this Agreement and, to the Seller’s Knowledge the operation by Seller of the Business, do not require any Permits, except where the failure to obtain such Permits would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All Permits set forth on Schedule 3.4 of the Seller Disclosure Letter are valid and in full force and effect.

Section 3.5 No Litigation. Except as set forth on Schedule 3.5 of the Seller Disclosure Letter, there is no action, suit, litigation, legal proceeding or arbitration relating to the Business (collectively “Litigation”) pending, or to Seller’s Knowledge threatened against the Seller by or before any Governmental Authority or arbitrator.

Section 3.6 Compliance with Laws.

(a) Except as set forth on Schedule 3.6(a) of the Seller Disclosure Letter, to the Seller’s Knowledge the Business is in compliance with all Laws applicable to the Business; and

(b) To the Seller’s Knowledge the Seller possesses all Permits necessary for the conduct of the Business as it is currently conducted, except where the failure to possess any such Permit would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.7 [Intentionally Omitted].

Section 3.8 Intellectual Property. Seller will cause the Intellectual Property set forth on Schedule 2.3(b) to be transferred to Purchaser free and clear of any Liens on the Closing Date. Purchaser will be granted a license by CDES to use the Intellectual Property set forth on Schedule 5.9 of the Seller Disclosure Schedule. Collectively the Intellectual Property set forth on Schedule 2.3(b) of the Seller Disclosure Letter and Schedule 5.9 of the Seller Disclosure Letter are referred to as the “Business Intellectual Property”. No claim has been asserted in writing, or, to the Knowledge of Seller, threatened, by any person with respect to Seller’s use of the Business Intellectual Property or challenging or questioning the validity or effectiveness of any license or agreement with respect thereto, and, to Seller’s Knowledge, no basis for any such claim exists. To Seller’s Knowledge, the use of the Business Intellectual Property by Seller in the conduct of the Business does not infringe on any person’s intellectual property rights except for the rights of its Affiliate, CDES. To Seller’s Knowledge, the Business Intellectual Property has not been challenged in any judicial or administrative proceeding. To Seller’s Knowledge, no person or any such person’s business or products has infringed or misappropriated any Business Intellectual Property, or currently is infringing or misappropriating any Business Intellectual Property. CDES owns, free and clear of all Liens, all of the Business Intellectual Property and has the right to transfer the Intellectual Property set forth on Schedule 2.3(b) of the Seller Disclosure Letter to Purchaser and to license the Intellectual Property set forth on Schedule 5.9 of the Seller Disclosure Letter to Purchaser.

Section 3.9 Labor Matters. (a) To the Knowledge of Seller, except as set forth on Schedule 3.9(a) of the Seller Disclosure Letter, the Seller is in compliance with all Laws applicable to the operation of the Business respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice.

(b) No unfair labor practice complaint against the Seller or any of its representatives or employees relating to the Business is pending or, to the Knowledge of Seller, has been threatened before the National Labor Relations Board.

(c) There is no labor strike, dispute, slowdown or stoppage actually pending, or to the Knowledge of Seller, threatened or reasonably anticipated, against the Seller relating to the Business.

(d) As of the date hereof, there are no collective bargaining and labor union agreements applicable to any Transferred Business Employee. No union is currently certified, and there is no union representation question and no union or other organizational activity that would be subject to the National Labor Relations Act (20 U.S.C. §151 et. seq.), or any similar law existing or, to the Knowledge of Seller, threatened with respect to the operations of the Business.

(e) To the Knowledge of Seller, no grievance against the Seller relating to the Business exists or has been threatened and no arbitration proceeding arising out of or under any collective bargaining agreement of the Seller is pending or has been threatened. To the Knowledge of Seller, there are no actions, suits, claims, charges or pending matters relating to any employment, safety or discrimination matters involving any Transferred Business Employees.

(f) The representations and warranties in this Section 3.9 are the sole and exclusive representations and warranties of Seller concerning labor matters.

Section 3.10 Benefit Plans. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: the form of each Benefit Plan that is maintained by Seller and that is intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable opinion letter from the IRS (or its sponsor has submitted, or is within the remedial amendment period for submitting, an application for an opinion letter with the IRS and is awaiting receipt of a response) and, to the Knowledge of Seller, no event has occurred and no condition exists as of the date of this Agreement that could reasonably be expected to result in the revocation of any such opinion.

(b) Schedule 3.10(b) of the Seller Disclosure Letter lists each material Benefit Plan.

(c) Other than as set forth in this Section 3.10, Seller does not make any representation or warranty with respect to employee benefits plan matters.

Section 3.11 Taxes. (a) (a) Except as set forth in Schedule 3.11 of the Seller Disclosure Letter, the Seller has timely filed or caused to be filed, or will file or cause to be filed, all Tax Returns required to be filed on or before the Closing Date (taking into account applicable extensions) with respect to the Seller and all such Tax Returns were (or will be when filed) true, correct and complete in all material respects. (b) The representations and warranties in this Section 3.11 are the sole and exclusive representations and warranties of Seller concerning tax matters.

Section 3.12 Brokers. Except for UBS Securities LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller. Seller is solely responsible for such fees and expenses of UBS Securities LLC.

Section 3.13 Title to Assets. (a) The Seller owns and has good title to all of the Assets free and clear of all Liens other than Permitted Liens.

(b) Except as set forth on Schedule 3.13 of the Seller Disclosure Letter, the Assets include all assets, properties, rights, interests and claims used exclusively in the conduct of the Business by Seller. The Assets are suitable for the uses for which they are presently used by Seller and are free from any material defects, ordinary wear and tear excepted.

Section 3.14 Contracts. Except as set forth in Schedule 3.3 of the Seller Disclosure Letter, each Contract set forth on Schedule 2.3(d) of the Seller Disclosure Letter is valid and subsisting and is in full force and effect and there have been no amendments, modifications, or supplements to any such Contracts. Except as specifically set forth in Schedule 3.14 of the Seller Disclosure Letter, there is no default or claim of default by Seller under any such Contract and no event has occurred, or to Seller’s Knowledge will occur as a result of the Closing that, with the passage of time or the giving of notice or both, would reasonably be expected to constitute a default by Seller or, to the Knowledge of Seller, any other party thereto under any such Contract, or would reasonably be expected to permit modification, acceleration, or termination of any such Contract, or result in the creation of any Lien on any of the Assets.

Section 3.15 Exclusivity of Representations. The representations and warranties made by Seller in this Article III are the exclusive representations and warranties with respect to the Seller, CDES, Shareholder, the Assets and the Business. Seller hereby disclaims any other express or implied representations or warranties with respect to the Seller, its Affiliates, the Assets and the Business. It is understood and agreed that any Due Diligence Materials made available to Purchaser or its Affiliates or their respective representatives, do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of Seller or any of its Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

Section 4.1 Organization and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Except as would not reasonably be expected to have a Material Adverse Effect, Purchaser is duly qualified and in good standing as a foreign corporation and is duly authorized to transact business in each jurisdiction where the character of the properties owned or leased by it or the nature of the activities conducted by it make such qualification and good standing necessary.

Section 4.2 Corporate Authority. (a) Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Purchaser of this Agreement and each other document, agreement or instrument to be executed and delivered by Purchaser pursuant hereto, and the performance by Purchaser of its obligations hereunder and thereunder, have been, or will have been at the Closing, duly authorized by all requisite corporate action on the part of Purchaser.

(b) This Agreement, assuming due execution and delivery hereof and thereof by Seller, CDES and Shareholder constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

Section 4.3 Non-Contravention. The execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby, do not and will not (i) violate any provision of the certificate of incorporation or bylaws of Purchaser; (ii) conflict with, or result in a breach of, constitute a default under, result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Purchaser under, or to a loss of any benefit of Purchaser to which Purchaser is entitled under, any contract to which Purchaser is a party and (iii) assuming the accuracy of Section 3.3, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Authority to which Purchaser is subject.

Section 4.4 Permits and Third-Party Approvals. The execution, delivery and performance by Purchaser of this Agreement and each other document, agreement or instrument to be executed and delivered by Purchaser pursuant hereto, and the transactions contemplated hereby, does not require any Permits, consents, waivers, authorizations or approvals of, or filings with, any third Persons which have not been obtained or effected by Purchaser.

Section 4.5 Financial Capability. Purchaser has sufficient funds to pay the Purchase Price and to perform and discharge all of its other obligations hereunder, on the terms and conditions provided in or contemplated by this Agreement.

Section 4.6 Investigation by Purchaser; Seller’s Liability. Purchaser acknowledges and agrees that neither Seller, nor any of its Affiliates or Representatives shall have any liability or responsibility whatsoever to Purchaser, its Affiliates, or the Bidder Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any Due Diligence Materials delivered or made available to Purchaser, its Affiliates, or the Bidder Representatives, except that the limitations of this Section 4.6 shall not apply to Seller insofar as Seller makes the specific representations and warranties set forth in Article III.

Section 4.7 No Litigation. There is no action, Order outstanding, suit, litigation, legal proceeding or arbitration pending or, to the knowledge of Purchaser, threatened in writing, against Purchaser or any of its Affiliates by or before any Governmental Authority or arbitrator which could delay or prevent the consummation of the transactions contemplated by this Agreement.

Section 4.8 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee, commission or expenses in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

Section 4.9 Confidentiality Agreement. Purchaser and its Affiliates that are subject to the terms of the Confidentiality Agreement and the Bidder Representatives have complied in all material respects with the terms of the Confidentiality Agreement including the restrictions on contacting other potential acquirers of the shares or assets of Seller and the restriction on limiting Purchaser’s financing sources from providing financing to, or arranging financing for, any other potential acquirer of the shares or the assets of the Seller.

ARTICLE V

COVENANTS

Section 5.1 Transferred Business Employees and Employee Benefits. (a) Terms and Conditions of Employment. Purchaser shall employ each of the Transferred Business Employees, commencing as of the Closing Date, in Hudson, New Hampshire, in a similar job or position as in effect immediately prior to the Closing Date, provided, however, that the Transferred Business Employees may be assigned duties that are different than those performed on the date hereof as long as such new duties do not cause a material diminution in the authority, duties or responsibilities of the Transferred Business Employees and (x) at a rate of pay at least equal to or greater than, (y) with severance entitlements not less favorable than, and (z) with other employee benefits, perquisites and terms and conditions of employment (including benefits pursuant to qualified and non-qualified retirement and savings plans, medical, life insurance, disability, dental and pharmaceutical plans and programs, deferred compensation arrangements and incentive compensation plans) not substantially less favorable in the aggregate than, the rate of pay, severance entitlements and other employee benefits, perquisites and terms and conditions of employment provided to the Transferred Business Employee (regardless of whether provided by the Seller, Tyco, or an Affiliate of any of them), immediately prior to the Closing Date. For purposes of this Section 5.1, (i) “pay” shall include base salary or wages plus any commission, variable pay target bonus, incentive compensation, premium pay, overtime and shift differentials, but not stock options or other equity-based compensation; (ii) in determining whether benefits, perquisites, and other terms and conditions of employment provided by Purchaser are not substantially less favorable in the aggregate than those provided prior to the Closing Date, there shall be taken into account such cash payment provided by Purchaser in addition to pay (as defined above) to supplement benefits, perquisites, and other terms and conditions of employment; and (iii) there shall be no breach of this Section 5.1(a) if Purchaser does not grant stock options and other equity-based compensation and does not provide post-retirement health and post-retirement life insurance benefits to Transferred Business Employees; provided, however, that, if and to the extent stock options or other equity-based compensation are provided to similarly situated employees of Purchaser and its Affiliates, Purchaser shall grant (or shall cause to be granted) stock options and other equity-based compensation to Transferred Business Employees (or other long-term incentive compensation, to the extent Purchaser cannot grant such stock options or other equity-based compensation to a Transferred Business Employee pursuant to Law). Purchaser acknowledges that Purchaser shall employ all Transferred Business Employees commencing as of the Closing Date. For a period extending from the Closing Date at least through September 26, 2009 (the “Continuation Period”), Purchaser covenants and agrees to, or to cause its Affiliates to, continue to provide each Transferred Business Employee with the pay, severance, benefits, perquisites and terms and conditions of employment described in this Section 5.1(a), unless the Transferred Business Employee’s employment is sooner terminated. No provision in this Agreement shall give any Transferred Business Employee any right to continued employment with the Purchaser or impair in any way the right of the Purchaser to terminate the employment of any employee.

(b) Provision of Health Benefits. Purchaser shall provide or cause to be provided, effective commencing on the Closing Date, (i) coverage to all Transferred Business Employees and their respective spouses and dependents, under a group health plan sponsored by the Purchaser or its Affiliates, which plan shall have no pre-existing condition limitations or exclusions with respect to any such employee, spouse or dependant. Purchaser shall be solely responsible for compliance with the requirements of Section 4980B of the Code and part 6 of subtitle B of Title I of ERISA (“COBRA”), including the provision of continuation coverage, with respect to all such Transferred Business Employees, and their spouses and dependents, for whom a qualifying event occurs on or after the Closing Date. For purposes of this Section 5.1(b), the terms “group health plan,” “continuation coverage” and “qualifying event” shall have the meanings ascribed to them in COBRA.

(c) Severance; Retention. Without limiting the generality of the foregoing Purchaser shall, or shall cause its Affiliates to, have in effect for the Continuation Period severance and retention plans, practices and policies applicable to each Transferred Business Employee on the Closing Date that are not less favorable than such policies in effect immediately prior to the Closing Date with respect to such employee (whether provided by the Seller, Tyco, or an Affiliate of any of them), and Purchaser shall indemnify, in accordance with Article VI hereof, and hold harmless Seller and its Affiliates from any severance Liabilities with respect to Transferred Business Employees.

(d) Tax-Qualified Plans. Each Transferred Business Employee who is a participant in the Predecessor Savings Plan shall cease to be an active participant under such plan effective as of the Closing Date. Effective as of the Closing Date, Purchaser shall have in effect a defined contribution plan that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Purchaser Savings Plan”) in which Transferred Business Employees shall be eligible to participate effective as of the Closing Date.

(e) Certain Welfare Plan Matters. Following the Closing Date, Purchaser shall use its best efforts (i) to ensure that no waiting periods, exclusions or limitations with respect to any pre-existing conditions, evidence of insurability or good health or actively-at-work exclusions are applicable to any Transferred Business Employees or their dependents or beneficiaries under any welfare benefit plans in which such Transferred Business Employees may be eligible to participate.

(f) Credited Service. With respect to each employee benefit plan, policy or practice, including severance, vacation and paid time-off plans, policies or practices, sponsored or maintained by the Purchaser or its Affiliates, there shall be recognized, for all Transferred Business Employees from and after the Closing Date, credit for all service with the Seller and its respective predecessors (including, without limitation, Tyco and its Affiliates), prior to the Closing Date for all purposes (including eligibility to participate, vesting credit, eligibility to commence benefits, benefit accrual, early retirement subsidies and severance).

(g) No Third Party Beneficiaries. This Agreement shall inure exclusively to the benefit of and be binding upon the parties hereto and their respective successors, assigns, executors and legal representatives. Without limiting the generality of Section 7.5, nothing in this Section 5.1(g), express or implied, is intended to constitute an amendment to any Benefit Plan or confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or Liabilities under or by reason of this Agreement.

Section 5.2 Post-Closing Information. For a period of seven (7) years following the Closing, upon written request delivered to Purchaser, Purchaser shall, and Purchaser shall cause its Affiliates to afford to Seller, its Affiliates and their Representatives reasonable access during regular normal business hours, upon reasonable advance notice subject to entering into reasonable confidentiality agreements under applicable Law, to the properties, books and records and employees of Purchaser and the Affiliates of Purchaser with respect to the Assets and the Business to the extent necessary to prepare or defend any judicial or administrative proceeding related to the Assets or the Business or to enable Seller, its Affiliates and their Representatives to satisfy any of their financial reporting and Tax planning, preparation and reporting obligations.

Section 5.3 Purchaser Trademarks and Trade Names. Following the Closing, CDES hereby grants to Purchaser a nine (9) month, non-exclusive, worldwide, fully-paid and royalty-free license to use the “M/A-COM” name only when used in connection with the word ‘RFID’ (the “Licensed Mark”) in connection with written materials that existed prior to the Closing Date relating to products manufactured by or on behalf of Seller.

Section 5.4 Novation and Assignment of Contracts.

(a) Purchaser and Seller shall cooperate in seeking the transfer (by novation or assignment) of all of the Contracts from Seller to Purchaser, effective as of or as soon as practicable after the Closing Date. Seller will appoint an individual who has experience in contract management to assist Purchaser in the novation and assignment process. For each Contract, Seller and Purchaser shall use commercially reasonable efforts to obtain all required consents and approvals of the other party or parties to novate such Contracts, and if such novation cannot be obtained, Seller and Purchaser shall use commercially reasonable efforts to obtain all required consents and approvals of the other party or parties to such other Contracts for the assignment of such other Contracts, it being understood that neither Seller nor any of its Affiliates shall be required to expend money, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain such consents and approvals. Nothing in this Agreement shall be deemed to constitute a novation or assignment of any Contract if the attempted novation or assignment thereof without the consent of the other party or parties thereto would constitute a breach thereof, would be ineffective with respect to any party or parties to such Contract or affect the rights of the Seller thereunder.

(b) In the event that the transfer of one or more Contracts as described in this Section 5.4 cannot be made, or if such attempted novation or assignment would give rise to any right of termination, or would otherwise adversely affect the rights of the Seller or Purchaser under such Contract, or would not novate or assign all of the Seller’s rights thereunder at the Closing, from and after the Closing, Seller and Purchaser shall continue to cooperate and use commercially reasonable efforts to obtain all consents and approvals required to provide Purchaser with all such rights. To the extent that any such consents and waivers are not obtained, or until the impediments to such novation or assignment are resolved, to the extent permitted by applicable Law and the terms of such Contract, Seller shall use commercially reasonable efforts (but without any obligation to expend money, commence any litigation or offer or grant any accommodation (financial or otherwise)) to (i) provide to Purchaser, at the request of Purchaser, the benefits of any such Contract, including entering into a subcontract with Purchaser for the performance of such Contract until such Contract is transferred in accordance with Section 5.4(a); (ii) cooperate in any lawful arrangement designed to provide such benefits to Purchaser and take all necessary steps and actions to provide Purchaser with the benefits of such Contract and to relieve Seller of the performance and other obligations thereunder; and (iii) enforce, at the request of and for the account of Purchaser, any rights of Seller arising from any such Contract against any third party (including any Governmental Authority) including the right to elect to terminate in accordance with the terms thereof upon the advice of Purchaser. To the extent that Purchaser is provided the benefits of any Contract referred to in this Section 5.4 (whether from Seller or otherwise), Purchaser shall perform on behalf of the Seller and for the benefit of any third party (including any Governmental Authority) the obligations of Seller thereunder. Purchaser agrees to pay, perform and discharge, and defend and indemnify Seller and its Affiliates against and hold Seller and its Affiliates harmless from, all Liabilities of Seller and its Affiliates relating to such performance or failure to perform, and in the event of a failure of such indemnity, Seller and its Affiliates shall cease to be obligated under this Agreement with respect to the Contract that is the subject of such failure. The provisions of this Section 5.4 shall also apply to any Licenses transferred pursuant to Section 2.3(g).

Section 5.5 Further Assurances. Each Party shall cooperate with the others and execute and deliver, or cause to be executed and delivered, all such other instruments, including instruments of conveyance, assignment and transfer, and take all such other actions as may reasonably be requested by the other Party from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement.

Section 5.6 Record Retention. The Purchaser shall preserve and keep the books and records of the Seller, Shareholder and CDES that the Purchaser obtains pursuant to the transactions contemplated hereby, and the Seller shall preserve and keep any such books and records it may retain with respect to the Business or the Assets, for a period of five (5) years from and after the Closing Date or for any longer period: (a) as may be required by any federal, state, local or other governmental body or agency or any contract or agreement; (b) as may be reasonably necessary in respect of the prosecution or defense of any suit, action, litigation or administrative, arbitration or other proceeding or investigation that is then pending or threatened; or (c) that is equivalent to the period established by any applicable statute of limitations (or any extension or waiver thereof) with respect to matters pertaining to Taxes. If any Party wishes to destroy any records referred to herein after that time, it shall first give forty-five (45) days’ prior written notice to the other Parties, and the other Parties shall have the option, upon written notice given to the Party providing the initial notice within such forty-five (45)-day period to take possession of such records within thirty (30) days after the date of its notice requesting the same.

Section 5.7 Noncompetition.

(a) For a period of three (3) years after the Closing Date, neither Seller nor its Affiliates shall, anywhere in the world, directly or indirectly invest in, own, manage or operate any Person engaged in or planning to become engaged in the business of designing, manufacturing, marketing, selling or distributing any portals or forklift systems for commercial applications (the “Restricted Business”).

(b) Notwithstanding anything to the contrary contained herein, nothing in this Section 5.7 will:

(i) Prohibit or restrict the ownership, by Seller or any of its Affiliates, solely for investment purposes of less than five percent (5%) of the common stock of a publicly-held corporation that engages in the Restricted Business;

(ii) Prohibit or restrict any Person that is not an Affiliate of Seller on the Closing Date and that becomes an Affiliate of Seller following the Closing Date, by way of a bona fide third-party acquisition of Seller or its Affiliates (by way of merger, asset sale or other combination or otherwise not intended to be a device for the purpose of avoiding this Section 5.7) from engaging in the Restricted Business; or

(iii) Prohibit or restrict Seller or any of its Affiliates from acquiring equity interests in, or assets of a Person (an “Acquired Person”) engaged in the Restricted Business, provided if the gross revenues of such Acquired Person from the Restricted Business in the last twelve (12) full months prior to consummation of such acquisition exceeds ten percent (10%) of the total sales revenues of the Acquired Person during such period, then Seller will or will cause such Acquired Person to offer to sell to Purchaser the portion of the business of such Acquired Person consisting of the Restricted Business at a purchase price in cash (without any representations and warranties other than related to the title to and valid transfer thereof) calculated in accordance with the Agreed Formula (defined in Section 5.7(b)(iv) below) (which if accepted by Purchaser, must be completed within sixty (60) days thereafter, subject to any regulatory review, or which if not accepted or so completed may be retained and operated free of any restrictions herein).

(iv) “Agreed Formula” shall mean (i) the total consideration paid for the Acquired Person divided by the Acquired Person’s earnings before interest and taxes for the trailing twelve (12) month period ended prior to Seller or one of its Affiliates agreeing to acquire the Acquired Person and (ii) multiplied by the earnings before interest and taxes of the Restricted Business of the Acquired Person for the same trailing twelve (12) month period.

(c) Notwithstanding anything to the contrary contained herein, nothing in this Section 5.7 will prohibit or restrict the ownership, by Seller or any of its Affiliates, solely for investment purposes of less than five percent (5%) of the common stock of a publicly-held corporation that engages in the Restricted Business.

(d) The restrictive covenants contained in this Section 5.7 are covenants independent of any other provision of this Agreement and the existence of any claim that Seller may allege against Purchaser, whether based on this Agreement or otherwise, shall not prevent the enforcement of these covenants. Seller agrees that Purchaser’s remedies at law for any breach or threat of breach by Seller of the provisions of this Section 5.7 may be inadequate, and Purchaser shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section 5.7 and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which Purchaser may be entitled at law or equity. In the event of litigation regarding the covenants contained in this Section 5.7, the prevailing party in such litigation shall, in addition to any other remedies the prevailing party may obtain in such litigation, be entitled to recover from the other party its reasonable legal fees and out of pocket costs incurred by such party in enforcing or defending its rights hereunder. Should any provision of this Section 5.7 be adjudged to any extent invalid by any competent tribunal, such provision shall be deemed modified to the minimum extent necessary to make it enforceable.

Section 5.8 Performance of Warranty. Notwithstanding the terms set forth in this Agreement, after the Closing Purchaser shall provide all warranty claim coverage and product repairs relating to products included in the Business and shipped by Seller prior to the Closing. Seller shall reimburse Purchaser for the costs of such warranty claims including labor costs, material costs and manufacturing costs (“Warranty Costs”) upon receipt of Purchaser’s statement for such Warranty Costs.

Section 5.9 Grant of Licenses to Certain Intellectual Property. CDES hereby grants to Purchaser a perpetual, worldwide, nonexclusive, nontransferable (except as set forth herein), royalty-free, fully paid-up license under the Intellectual Property set forth on Schedule 5.9 of the Seller Disclosure Letter to make, have made, use, sell, offer for sale and import, reproduce, perform, display or distribute any product of the Business as of the Closing Date (the “IP License”). The IP License shall be exclusive with respect to use in connection with the operation of the Business for a period of five (5) years following the Closing Date, however, nothing provided herein shall prohibit CDES from taking the following actions at any time after the Closing Date: (i) allowing its Affiliates to use the IP License in connection with applications other than those relating to the Business; or (ii) licensing the Intellectual Property subject to the IP License to any other party for applications other than the Business. In the event that a third party acquires from Purchaser or any of its Affiliates, whether by a stock sale, an asset sale, or a merger or consolidation, a business unit or product line included in the Business of (a “Divested Business”), Purchaser upon written notice to CDES, shall have the right to grant a sublicense to such third party under the License but such sublicense shall be limited solely to the extent necessary for such third party to conduct the Divested Business.

Section 5.10 Range Time Services. Shareholder shall enter into a Range Time Services Agreement with Purchaser (the “Range Time Services Agreement”) at the Closing.

Section 5.11 Expenses. The Purchaser, the Seller and the Shareholder shall each bear their respective fees, commissions and other expenses incurred by them in connection with the negotiation and preparation of this Agreement and in preparing to consummate the transactions contemplated hereby, including the fees and expenses of their respective counsel, accountants and consultants. The Purchaser shall be solely responsible for the payment of all Transfer Taxes.

Section 5.12 Possession of Assets Post Closing. Although title to the Assets and risk of loss relating thereto shall transfer to Purchaser immediately after the Closing, the Parties hereby agree that the Assets may remain at Seller’s facilities at 1001 Pawtucket Boulevard, Lowell, Massachusetts for up to three weeks after Closing while Purchaser makes arrangements for the Assets to be transferred to its facilities (the “Transition Period”). Purchaser shall bear all costs with respect to the Assets and the Transferred Business Employees during the Transition Period and shall obtain insurance covering the Assets and the Transferred Business Employees. During the Transition Period Seller: (i) shall not be obligated to take any action with respect to the Assets or the Transferred Business Employees; (ii) shall have no Liability relating to the Assets, the Transferred Business Employees or to the operation of the Business, other than Liability for damages caused by Seller’s malicious or willful actions; and (iii) shall be indemnified and held harmless by Purchaser for any Liability incurred relating to the Assets, the Transferred Business Employees or the operation of the Business. During the Transition Period Purchaser shall keep in place insurance covering the Assets, the Transferred Business Employees and the operations of the Business. Purchaser shall bear all costs of packing the Assets and moving them to its facilities.

ARTICLE VI

SURVIVAL; INDEMNIFICATION

Section 6.1 Survival of Representations and Warranties. (a) The respective representations and warranties of Seller and Purchaser contained in Articles III and IV shall survive the Closing until the date that is eighteen (18) months from the Closing Date; provided, however, that the representations and warranties set forth in Section 3.1 (Organization; Qualification and Capitalization), Section 3.2 (Corporate Authority; Binding Effect), Section 3.13(a) (Title to Assets), Section 4.1 (Organization and Qualification) and Section 4.2 (Corporate Authority and Binding Effect), shall survive for twenty four (24) months after the Closing Date and that the representations and warranties set forth in Section 3.11 (Taxes) shall survive for the applicable statute of limitations. The covenants of the Parties contained in this Agreement shall survive until fully performed or fulfilled.

(b) No Party shall have any liability whatsoever with respect to any representation and warranty unless a claim is made hereunder prior to the expiration of the applicable survival period for such representation and warranty, in which case such representation and warranty shall survive as to such claim until such claim has been finally resolved.

Section 6.2 Indemnification by Seller and Shareholder. Subject to the limitations set forth in this Article VI, after the Closing, Seller and Shareholder agree to jointly and severally defend and indemnify Purchaser and each of its officers and directors (the “Purchaser Indemnitees”) and save and hold each of them harmless against any Losses incurred by them as a result of: (i) any failure of a representation or warranty made by Seller contained in Article III to be true and correct on and as of the Closing Date (or, with respect to those representations and warranties as of a specified date, as of such date); (ii) any material breach of any covenant or agreement by Seller contained in this Agreement; (iii) the Warranty Costs incurred by the Purchaser after the Closing under the warranties that the Seller has extended for products shipped prior to the Closing; (iv) any Liability for products shipped or services provided by Seller prior to the Closing; and (v) any failure by Seller to satisfy, perform, pay, discharge or resolve any liabilities and obligations of, or claims against, Seller not included within the Assumed Liabilities.

Section 6.3 Indemnification by Purchaser. Subject to the limitations set forth in this Article VI, after the Closing, Purchaser agrees to defend and indemnify Seller and Shareholder and their Affiliates and each of their respective officers and directors (“Seller

Indemnitees”) and save and hold each of them harmless against any Losses incurred by them as a result of: (i) any failure of any representation or warranty made by Purchaser contained in Article IV to be true and correct on and as of the Closing Date; (ii) any material breach of any covenant or agreement by Purchaser contained in this Agreement; (iii) any Liability for products shipped or services provided by Purchaser after the Closing; (iv) Liabilities for events occurring on or after the Closing Date in connection with the operation of the Business or the ownership of the Assets by Purchaser; (v) any failure by Purchaser to satisfy, perform, pay, discharge or resolve any Assumed Liabilities; and (vi) Liabilities arising under Section 5.1 (Transferred Business Employees and Employee Benefits), Section 5.4 (Novation and Assignment of Contracts), or Section 5.12 (Possession of Assets Post Closing).

Section 6.4 Limitation on Indemnification, Mitigation. (a) Notwithstanding anything to the contrary contained in this Agreement, neither Seller and the Shareholder nor Purchaser shall be liable for claims for indemnification pursuant to Section 6.2(i) or Section 6.3(i), as the case may be, for any individual item where the Loss relating thereto is less than or equal to Five Thousand Dollars ($5,000) (the “Per-Claim Deductible”) in which case Seller and the Shareholder or Purchaser, as the case may be, shall be liable only for the amount of the Losses related to an individual item that are in excess of the Per-Claim Deductible.

(b) The provisions of Section 6.4(a) shall not apply to indemnifiable Losses resulting from, arising out of, or based upon any fraud or intentional misrepresentation by any party.

(c) Purchaser acknowledges and agrees that neither Seller nor the Shareholder shall have any liability under any provision of this Agreement for any Loss to the extent that such Loss relates to any action taken by Purchaser or any other Person (other than Seller in breach of this Agreement) after the Closing Date. Purchaser shall take and shall cause its Affiliates to take all commercially reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach which gives rise to the Loss.

(d) Seller and the Shareholder acknowledge and agree that Purchaser shall have no liability under any provision of this Agreement for any Loss to the extent that such Loss relates to any action taken by Seller after the Closing Date. Seller shall take and shall cause its Affiliates to take all commercially reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach which gives rise to the Loss; provided, however, that this Section 6.4(d) shall not be applicable to events arising from Section 5.12 (Possession of Assets Post Closing).

(e) Except as provided in this Section 6.4(e), notwithstanding anything in this Agreement to the contrary, (i) the aggregate liability of Seller and the Shareholder under this Agreement with respect to Losses for indemnification with respect to this Agreement shall not be in excess of Four Hundred Thousand Dollars ($400,000) and (ii) the liability of Purchaser under this Agreement with respect to Losses for indemnification with respect to this Agreement shall not be in excess of Four Hundred Thousand Dollars ($400,000); provided, however, that

Liabilities arising under Section 5.1 (Transferred Business Employees and Employee Benefits), Section 5.4 (Novation and Assignment of Contracts) and Section 5.12 (Possession of Assets Post Closing) of this Agreement shall not be limited by this Section 6.4(e).

Section 6.5 Indemnification Procedure. (a) Promptly after the incurrence of any Losses by any Person entitled to indemnification pursuant to Sections 5.1 (Business Employees and Employee Benefits), 5.4 (Novation and Assignment of Contracts), 5.12 (Possession of Assets Post Closing), 6.2 (Indemnification by Seller and Shareholder) or 6.3 (Indemnification by Purchaser) hereof (an “Indemnified Party”), including any claim by a third party described in Section 6.6, which might give rise to indemnification hereunder, the Indemnified Party shall deliver to the Party from which indemnification is sought (the “Indemnifying Party”) a certificate (the “Claim Certificate”), which Claim Certificate shall:

(i) state that the Indemnified Party has paid or anticipates it will incur liability for Losses for which such Indemnified Party is entitled to indemnification pursuant to this Agreement; and

(ii) specify in reasonable detail (and have annexed thereto all supporting documentation, including any correspondence in connection with any Third-Party Claim and paid invoices for claimed Losses) each individual item of Loss included in the amount so stated, the date such item was paid or accrued, the basis for any anticipated liability and the nature of the misrepresentation, breach of warranty, breach of covenant or claim to which each such item is related and the computation of the amount to which such Indemnified Party claims to be entitled hereunder. The failure of an Indemnified Party to give reasonably prompt notice of any claim or claims shall not release, waive or otherwise affect the Indemnifying Party’s obligations with respect thereto except to the extent that the Indemnifying Party is materially prejudiced as a result of such failure.

(b) In the event that the Indemnifying Party shall object to the indemnification of an Indemnified Party in respect of any claim or claims specified in any Claim Certificate, the Indemnifying Party shall, within forty-five (45) days after receipt by the Indemnifying Party of such Claim Certificate, deliver to the Indemnified Party a notice of objection to such effect, specifying in reasonable detail the basis for such objection, and the Indemnifying Party and the Indemnified Party shall, within the sixty (60) day period beginning on the date of receipt by the Indemnified Party of such objection, attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims to which the Indemnifying Party shall have so objected. If the Indemnified Party and the Indemnifying Party shall succeed in reaching agreement on their respective rights with respect to any of such claims, the Indemnified Party and the Indemnifying Party shall promptly prepare and sign a memorandum setting forth such agreement. Should the Indemnified Party and the Indemnifying Party be unable to agree as to any particular item or items or amount or amounts within such time period, then the Indemnified Party shall be permitted to submit such dispute to a court of competent jurisdiction as set forth in Section 7.8(b).

(c) Claims for Losses covered by a memorandum of agreement of the nature described in Section 6.5(b) and claims for Losses the validity and amount of which have been the subject of judicial determination as described in Section 6.5(b) or shall have been settled with the consent of the Indemnifying Party, as described in Section 6.6 are hereinafter referred to, collectively, as “Agreed Claims.” Within ten (10) Business Days of the determination of the amount of any of the Agreed Claims, the Indemnifying Party shall pay to the Indemnified Party an amount equal to the Agreed Claim by wire transfer in immediately available funds to the bank account or accounts designated by the Indemnified Party in a notice to the Indemnifying Party not less than two (2) Business Days prior to such payment.

Section 6.6 Third-Party Claims. (a) If a claim by a third-party is made against any Indemnified Party with respect to which the Indemnified Party intends to seek indemnification hereunder for any Loss under this Article VI, the Indemnified Party shall promptly notify the Indemnifying Party of such claim. The Indemnifying Party shall have the right, but not the obligation, to conduct and control, through counsel of its choosing, any third party claim, action, suit or proceeding (a “Third-Party Claim”). If the Indemnifying Party elects to conduct and control any Third-Party Claim, it shall, within thirty (30) days of receipt of notice of such Third-Party Claim, notify the Indemnified Party of its intent to do so. If the Indemnifying Party elects not to conduct and control any Third Party Claim, the Indemnified Party may conduct and control any Third-Party Claim. The Indemnifying Party shall permit the Indemnified Party to participate in, but not control, the defense of any such action or suit which the Indemnifying Party has elected to assume the defense of through counsel chosen by the Indemnified Party; provided, however, that the fees and expenses of such counsel shall be borne by the Indemnified Party. If the Indemnifying Party elects not to control or conduct the defense or prosecution of a Third-Party Claim, the Indemnifying Party nevertheless shall have the right to participate in the defense or prosecution of any Third-Party Claim and, at its own expense, to employ counsel of its own choosing for such purpose. Notwithstanding anything in this Section 6.6(a) to the contrary, the Indemnifying Party shall not, without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned, settle or compromise any Third-Party Claim unless the settlement or compromise involves only the payment of monetary damages. Notwithstanding anything in this Section 6.6(a) to the contrary, the Indemnified Party shall not, without the written consent of the Indemnifying Party, settle or compromise any Third-Party Claim.

(b) The Parties shall cooperate in the defense or prosecution of any Third-Party Claim, with such cooperation to include (i) the retention and the provision of the Indemnifying Party records and information that are reasonably relevant to such Third-Party Claim and (ii) the making available of employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder.

Section 6.7 Losses Net of Insurance, Etc. The amount of any Loss for which indemnification is provided under this Agreement shall be net of (i) any amounts recovered by the Indemnified Party pursuant to any indemnification by, or indemnification agreement with, any third party, (ii) any insurance proceeds or other cash receipts or sources of reimbursement received as an offset against such Loss (each Person named in clauses (i) and (ii), a “Collateral Source”), and (iii) an amount equal to the present value of the Tax benefit, if any, attributable to such Loss. Purchaser agrees to use commercially reasonable efforts to seek recovery from all Collateral Sources. The Indemnifying Party may require an Indemnified Party to assign the rights to seek recovery pursuant to the preceding sentence; provided, however, that the Indemnifying Party will then be responsible for pursuing such claim at its own expense. If the amount to be netted hereunder in connection with a Collateral Source from any payment required from an Indemnifying Party hereunder is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party pursuant to this Article VI, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article VI had such determination been made at the time of such payment, and any excess recovery from a Collateral Source shall be applied to reduce any future payments to be made by the Indemnifying Party pursuant to this Agreement. Notwithstanding anything herein to the contrary, in no event shall “Losses” be calculated based upon any multiple of lost earnings or other similar methodology used to value the Assets or the Business or based on the financial performance or results of operations of the Business.

Section 6.8 Sole Remedy/Waiver. The Parties acknowledge and agree that the remedies provided for in this Agreement shall be the Parties’ sole and exclusive remedy for any misrepresentation or breach of the warranties or covenants contained in this Agreement. In furtherance of the foregoing, the Parties hereby waive, effective upon the occurrence of the Closing, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any, and claims for rescission) for breach of the warranties or covenants contained in this Agreement; provided, however, that the foregoing shall not apply to fraud, intentional misconduct or deliberate misrepresentations by any Party or any of its Affiliates.

ARTICLE VIA

CLOSING DELIVERIES

Section 6A.1 Purchaser’s Closing Deliveries. Purchaser shall deliver the following to Seller and Shareholder at the Closing:

(a) Payment of Purchase Price. The Purchase Price payable pursuant to Section 2.4.

(b) Range Time Services Agreement. The Range Time Services Agreement described in Section 5.10.

(c) Purchaser Secretary’s Certificate. Seller, CDES and the Shareholder shall have received a certificate from Purchaser’s Secretary, in form and content reasonably satisfactory to Seller, CDES and the Shareholder, certifying (i) to the incumbency of Purchaser’s authorized officers executing this Agreement and related documents; (ii) to the good standing of Purchaser in the state of its incorporation and attaching a recently issued good standing certificate for Purchaser issued by the Secretary of State of such state; (iii) that all necessary Board of Director authorization and approval has been obtained by Purchaser for the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereunder (and including copies of resolutions adopted by Purchaser’s Board of Directors in connection therewith); and (iv) that the execution of this Agreement by Purchaser and the consummation of the transactions contemplated hereunder will not violate the provisions of Purchaser’s Articles of Incorporation or By-Laws or any other agreement to which Purchaser is a party or by which it is bound.

(d) Assignment and Assumption Agreement. The Assignment and Assumption Agreement set forth in Section 2.10(a).

Section 6A.2 Closing Deliveries of Seller, Shareholder and CDES. Seller, CDES and the Shareholder, as the case may be, shall deliver the following to Purchaser at Closing:

(a) Transfer of Assets. All of the Assets to be transferred to Purchaser at the Closing.

(b) Range Time Services Agreement. The Range Time Services Agreement described in Section 5.10.

(c) Secretary’s Certificate of Seller, CDES and the Shareholder. Purchaser shall have received a certificate from the Secretary or Clerk of each of Seller, CDES and the Shareholder, in form and content reasonably satisfactory to Purchaser, certifying (i) to the incumbency of the authorized officers executing this Agreement and related documents on behalf of Seller, CDES and the Shareholder; (ii) to the good standing of Seller, CDES and the Shareholder in the states of their incorporation and attaching a recently issued good standing certificate for Seller, CDES and the Shareholder issued by the Secretary of State of such states; (iii) that all necessary Board of Director and shareholder authorization and approval has been obtained by Seller for the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereunder (and including copies of resolutions adopted by Seller’s Board of Directors and shareholder in connection therewith); and (iv) that the execution of this Agreement by Seller, CDES and the Shareholder and the consummation of the transactions contemplated hereunder will not violate the provisions of their Articles of Incorporation or By-Laws or any other agreement to which Seller, CDES or the Shareholder is a party or by which either of them is bound.

(d) Assignment and Assumption Agreement. The Assignment and Assumption Agreement.

(e) Bill of Sale and Assignment. The Bill of Sale and Assignment.

(f) Intellectual Property Assignment. The Intellectual Property Assignment.

ARTICLE VII

MISCELLANEOUS

Section 7.1 Notices. Except as otherwise expressly provided in this Agreement, any notice or other communication required or permitted under this Agreement shall be in writing and deemed to have been duly given (i) five (5) Business Days following deposit in the mail if sent by registered or certified mail, postage prepaid, (ii) when sent, if sent by facsimile transmission and if receipt thereof is confirmed by machine generated receipt, (iii) when delivered, if delivered personally to the intended recipient and (iv) two (2) Business Days following deposit with a nationally recognized overnight courier service, in each case addressed as follows:

To Seller or the Shareholder:

M/A-COM RFID Inc. or Cobham Defense Electronic Systems – M/A-COM Inc.

(as applicable)

c/o Cobham Defense Electronic Systems Corporation

58 Main Street, Route 117

Bolton, Massachusetts 01740

Attn: David L. Fuller

Facsimile: (978) 779-2906

with a copy (which shall not constitute notice) to:

Cobham plc

Brook Road

Wimborne

Dorset BH21 2BJ

ENGLAND

Attn: Chief Legal Officer

Facsimile: 011 44 1202 840523

with a copy (which shall not constitute notice) to:

Jaeckle Fleischmann & Mugel, LLP

12 Fountain Plaza

Suite 800

Buffalo, New York 14052

Attn: Joseph P. Kubarek, Esq.

         Kristen M. Birmingham, Esq.

Facsimile: (716) 856-0432

To Shareholder:

Cobham Defense Electronic Systems Corporation

58 Main Street, Route 117

Bolton, Massachusetts 01740

Attn: David L. Fuller

Facsimile: (978) 779-2906

with a copy (which shall not constitute notice) to:

Jaeckle Fleischmann & Mugel, LLP

12 Fountain Plaza

Suite 800

Buffalo, New York 14052

Attn: Joseph P. Kubarek, Esq.

         Kristen M. Birmingham, Esq.

Facsimile: (716) 856-0432

To Purchaser:

Micronetics, Inc.

26 Hampshire Drive

Hudson, New Hampshire 03051

Attn: Carl L. Lueders

Facsimile: (603) 882-8987

with a copy (which shall not constitute notice) to:

Morse, Barnes-Brown & Pendleton, P.C.

Reservoir Place

1601 Trapelo Road

Waltham, Massachusetts 02451

Attn: Joseph C. Marrow, Esq.

Facsimile: (781) 622-5933

Section 7.2 Amendment; Waiver. Except as otherwise expressly provided in this Agreement, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Purchaser and Seller or, in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 7.3 Assignment. No Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

Section 7.4 Entire Agreement. This Agreement (including all Schedules) contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters except for any written agreement of the Parties that expressly provides that it is not superseded by this Agreement.

Section 7.5 Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Purchaser, Seller or their successors or permitted assigns any rights or remedies under or by reason of this Agreement.

Section 7.6 Public Disclosure. Notwithstanding anything herein to the contrary, each of Purchaser and Seller agrees that, except as may be required to comply with the requirements of any applicable Laws and the rules and regulations of each stock exchange upon which the securities of such Party is listed, if any, no press release or similar public announcement or communication shall be made concerning the execution or performance of this Agreement unless the Parties shall have consulted in advance with respect thereto.

Section 7.7 [Intentionally Omitted]

Section 7.8 Governing Law; Jurisdiction; Waiver of Jury Trial. (a) This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflicts of law principles of such state.

(b) With respect to any suit, action or proceeding relating to this Agreement (each, a “Proceeding”), each Party irrevocably (i) agrees and consents to be subject to the exclusive jurisdiction of the United States District Court for the District of Delaware or any Delaware State court sitting in Wilmington, Delaware and (ii) waives any objection which it may have at any time to the laying of venue of any Proceeding brought in any such court, waives any claim that such Proceeding has been brought in an inconvenient forum and further waives the right to object, with respect to such Proceeding, that such court does not have any jurisdiction over such Party. The foregoing consent to jurisdiction shall not constitute general consent to service of process in the State of Delaware for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the respective Parties to this Agreement. Each of Seller and Purchaser irrevocably agrees that service of any process, summons, notice or document by United States registered mail to such Party’s address set forth above shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 7.8(b).

(c) EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION AS BETWEEN THE PARTIES DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR DISPUTES RELATING HERETO. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.8(c).

(d) The Parties agree that the prevailing party or parties, as the case may be, in any suit, action or proceeding relating to this Agreement shall be entitled to reimbursement of all costs of litigation, including reasonable attorneys’ fees, from the non-prevailing party. For purposes of this Section 7.8(d), each of the “prevailing party” and the “non-prevailing party” in any suit, action or proceeding shall be the party designated as such by the court or other appropriate official presiding over such suit, action or proceeding, such determination to be made as a part of the judgment rendered thereby.

Section 7.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart.

Section 7.10 Headings. The heading references herein and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 7.11 No Strict Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by all Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 7.12 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any term or other provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid, illegal or unenforceable, (a) a suitable and equitable provision shall be substituted therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 7.13 Specific Performance. The Parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the United States District Court for the District of Delaware or any Delaware State court sitting in Wilmington, Delaware, in addition to any other remedy to which they are entitled at law or in equity.

*    *    *    *    *

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.

M/A-COM RFID INC.

By:	/s/ David L. Fuller
	Name: Title:	David L. Fuller Secretary

MICRONETICS, INC.

By:	/s/ Kevin Beals
	Name: Title:	Kevin Beals President

Solely for the purpose of Section 5.3 and Section 5.9

COBHAM DEFENSE ELECTRONIC SYSTEMS CORPORATION

By:	/s/ David L. Fuller
	Name: Title:	David L. Fuller Treasurer/Clerk

Solely for the purpose of Article VI and Section 5.10

COBHAM DEFENSE ELECTRONIC SYSTEMS – M/A-COM INC.

By:	/s/ David L. Fuller
	Name: Title:	David L. Fuller CFO & Secretary

(Signature page for Asset Purchase Agreement)